# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AvePoint, Inc., CIK 0001777921
CUSIP: 053604104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 525 Washington Blvd, Suite 1400, Jersey City, New Jersey (NJ), 07310
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001993966

## Reporting persons
- Anchor IV Pte. Ltd.: type of reporting person: other (OO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 19,910,510; sole dispositive power 0; shared dispositive power 19,910,510; aggregate amount beneficially owned 19,910,510 (9.4% of the class)
  Comment: (1) Percent of class is calculated based on 211,926,808 Shares (as defined herein) outstanding following the Issuer's underwritten offering that closed on September 18, 2025, as reported by the Issuer in its prospectus on Form 424B5 filed with the Securities and Exchange Commission (the "Commission") on September 16, 2025.
- Anchor @ 65 Pte. Ltd.: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 19,910,510; sole dispositive power 0; shared dispositive power 19,910,510; aggregate amount beneficially owned 19,910,510 (9.4% of the class)
  Comment: (1) Percent of class is calculated based on 211,926,808 Shares outstanding following the Issuer's underwritten offering that closed on September 18, 2025, as reported by the Issuer in its prospectus on Form 424B5 filed with the Commission on September 16, 2025.
- Anchor Fund @ 65 Limited Partnership: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 19,910,510; sole dispositive power 0; shared dispositive power 19,910,510; aggregate amount beneficially owned 19,910,510 (9.4% of the class)
  Comment: (1) Anchor Fund @ 65 Limited Partnership does not have separate legal personality under Singapore law, and acts through its general partner, Anchor GP Pte. Ltd.
  
  (2) Percent of class is calculated based on 211,926,808 Shares outstanding following the Issuer's underwritten offering that closed on September 18, 2025, as reported by the Issuer in its prospectus on Form 424B5 filed with the Commission on September 16, 2025.
- Anchor GP Pte. Ltd.: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 19,910,510; sole dispositive power 0; shared dispositive power 19,910,510; aggregate amount beneficially owned 19,910,510 (9.4% of the class)
  Comment: (1) Percent of class is calculated based on 211,926,808 Shares outstanding following the Issuer's underwritten offering that closed on September 18, 2025, as reported by the Issuer in its prospectus on Form 424B5 filed with the Commission on September 16, 2025.
- 65EP Investment IV Pte. Ltd.: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 19,910,510; sole dispositive power 0; shared dispositive power 19,910,510; aggregate amount beneficially owned 19,910,510 (9.4% of the class)
  Comment: (1) Percent of class is calculated based on 211,926,808 Shares outstanding following the Issuer's underwritten offering that closed on September 18, 2025, as reported by the Issuer in its prospectus on Form 424B5 filed with the Commission on September 16, 2025.
- 65EP Investments Pte. Ltd.: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 19,910,510; sole dispositive power 0; shared dispositive power 19,910,510; aggregate amount beneficially owned 19,910,510 (9.4% of the class)
  Comment: (1) Percent of class is calculated based on 211,926,808 Shares outstanding following the Issuer's underwritten offering that closed on September 18, 2025, as reported by the Issuer in its prospectus on Form 424B5 filed with the Commission on September 16, 2025.
- 65 Equity Partners Management (Singapore) Pte. Ltd.: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 19,910,510; sole dispositive power 0; shared dispositive power 19,910,510; aggregate amount beneficially owned 19,910,510 (9.4% of the class)
  Comment: (1) Percent of class is calculated based on 211,926,808 Shares outstanding following the Issuer's underwritten offering that closed on September 18, 2025, as reported by the Issuer in its prospectus on Form 424B5 filed with the Commission on September 16, 2025.
- 65 Equity Partners Management Pte. Ltd.: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 19,910,510; sole dispositive power 0; shared dispositive power 19,910,510; aggregate amount beneficially owned 19,910,510 (9.4% of the class)
  Comment: (1) Percent of class is calculated based on 211,926,808 Shares outstanding following the Issuer's underwritten offering that closed on September 18, 2025, as reported by the Issuer in its prospectus on Form 424B5 filed with the Commission on September 16, 2025.
- 65 Equity Partners Group Pte. Ltd.: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 19,910,510; sole dispositive power 0; shared dispositive power 19,910,510; aggregate amount beneficially owned 19,910,510 (9.4% of the class)
  Comment: (1) Percent of class is calculated based on 211,926,808 Shares outstanding following the Issuer's underwritten offering that closed on September 18, 2025, as reported by the Issuer in its prospectus on Form 424B5 filed with the Commission on September 16, 2025.
- 65 Equity Partners Pte. Ltd.: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 19,910,510; sole dispositive power 0; shared dispositive power 19,910,510; aggregate amount beneficially owned 19,910,510 (9.4% of the class)
  Comment: (1) Percent of class is calculated based on 211,926,808 Shares outstanding following the Issuer's underwritten offering that closed on September 18, 2025, as reported by the Issuer in its prospectus on Form 424B5 filed with the Commission on September 16, 2025.

## Item 1. Issuer
Name of issuer: AvePoint, Inc.
Address of issuer's principal executive offices: 525 Washington Blvd, Suite 1400, Jersey City, New Jersey, 07310

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i) Anchor IV Pte. Ltd.;
(ii) Anchor @ 65 Pte. Ltd.;
(iii) Anchor Fund @ 65 Limited Partnership ("Anchor Fund");
(iv) Anchor GP Pte. Ltd. ("Anchor GP");
(v) 65EP Investment IV Pte. Ltd.;
(vi) 65EP Investments Pte. Ltd.;
(vii) 65 Equity Partners Management (Singapore) Pte. Ltd. ("65EPMS");
(viii) 65 Equity Partners Management Pte. Ltd.;
(ix) 65 Equity Partners Group Pte. Ltd.; and
(x) 65 Equity Partners Pte. Ltd. ("65EPPL").

This Statement relates to the shares of Common Stock, par value $0.0001 per share, of the Issuer (the "Shares") held directly by Anchor IV Pte. Ltd. Anchor @ 65 Pte. Ltd. is the sole owner of Anchor IV Pte. Ltd. Anchor Fund (acting through its general partner, Anchor GP) is the sole owner of Anchor @ 65 Pte. Ltd. Anchor GP is a wholly-owned subsidiary of 65EP Investment IV Pte. Ltd., which is in turn a wholly-owned subsidiary of 65EP Investments Pte. Ltd. Anchor GP has appointed 65EPMS to serve as investment manager to each of Anchor Fund and Anchor @ 65 Pte. Ltd. 65EPMS is a wholly-owned subsidiary of 65 Equity Partners Management Pte. Ltd. 65 Equity Partners Group Pte. Ltd. is the sole owner of each of 65EP Investments Pte. Ltd. and 65 Equity Partners Management Pte. Ltd. 65EPPL is the sole owner of 65 Equity Partners Group Pte. Ltd. 65EPPL is indirectly and ultimately owned by Temasek Holdings (Private) Limited ("Parent"). There are internal barriers and procedures in place between the Reporting Persons and Parent such that voting and investment power over the Shares reported herein is exercised by the Reporting Persons independently of Parent, and, accordingly, beneficial ownership of the Shares reported herein is not attributed to Parent.
Address of principal business office or, if none, residence:
Each of the Reporting Persons:
501 Orchard Road, #11-01 Wheelock Place
Singapore 238880
Citizenship: Each of the Reporting Persons: Republic of Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of September 30, 2025, each of the Reporting Persons may be deemed the beneficial owner of the 19,910,510 Shares held directly by Anchor IV Pte. Ltd.
Percent of class: As of September 30, 2025, each of the Reporting Persons may be deemed the beneficial owner of approximately 9.4% of the Shares outstanding (based on 211,926,808 Shares outstanding following the Issuer's underwritten offering that closed on September 18, 2025, as reported by the Issuer in its prospectus on Form 424B5 filed with the Commission on September 16, 2025).
Sole power to vote or to direct the vote: Each of the Reporting Persons: 0
Shared power to vote or to direct the vote: Each of the Reporting Persons: 19,910,510
Sole power to dispose or to direct the disposition: Each of the Reporting Persons: 0
Shared power to dispose or to direct the disposition: Each of the Reporting Persons: 19,910,510

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: The response to Item 2 is incorporated by reference herein.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, dated as of November 13, 2025, by and among the Reporting Persons.

## Signatures
- Anchor IV Pte. Ltd.: /s/ Woo Tsung Yuan, Francis James, Woo Tsung Yuan, Francis James, Director (11/13/2025)
- Anchor @ 65 Pte. Ltd.: /s/ Woo Tsung Yuan, Francis James, Woo Tsung Yuan, Francis James, Director (11/13/2025)
- Anchor Fund @ 65 Limited Partnership: /s/ Woo Tsung Yuan, Francis James, Woo Tsung Yuan, Francis James, Director (11/13/2025)
- Anchor GP Pte. Ltd.: /s/ Woo Tsung Yuan, Francis James, Woo Tsung Yuan, Francis James, Director (11/13/2025)
- 65EP Investment IV Pte. Ltd.: /s/ Woo Tsung Yuan, Francis James, Woo Tsung Yuan, Francis James, Director (11/13/2025)
- 65EP Investments Pte. Ltd.: /s/ Woo Tsung Yuan, Francis James, Woo Tsung Yuan, Francis James, Director (11/13/2025)
- 65 Equity Partners Management (Singapore) Pte. Ltd.: /s/ Woo Tsung Yuan, Francis James, Woo Tsung Yuan, Francis James, Director (11/13/2025)
- 65 Equity Partners Management Pte. Ltd.: /s/ Woo Tsung Yuan, Francis James, Woo Tsung Yuan, Francis James, Director (11/13/2025)
- 65 Equity Partners Group Pte. Ltd.: /s/ Woo Tsung Yuan, Francis James, Woo Tsung Yuan, Francis James, Director (11/13/2025)
- 65 Equity Partners Pte. Ltd.: /s/ Tan Chong Lee, Tan Chong Lee, Director (11/13/2025)